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                                                               [LOGO OF TELECOM]

12 November 2002

                                  MEDIA RELEASE

                             TELECOM REACHES 200,000
                                  027 CUSTOMERS

Telecom now has more than 200,000 customers on its 027 CDMA network, just 14 months after it was launched.

General Manager Mobile Lorraine Witten said Telecom is delighted by the way New Zealanders have embraced the extensive range of services offered by 027.

"Things are not slowing down either. In the less than three months since the fast data Mobile JetStream service has been available, more than 15,000 fast data capable phones and modem cards have been sold."

A major recent trend had been the uptake in non-voice services.

"We've had text for several years now and growth continues to be strong," said Ms Witten. "Telecom customers now send, on average, 300,000 messages a day. That's up 211 percent in a year.

"We are also seeing strong uptake in a whole raft of more sophisticated services
- especially games, ring tones, horoscopes, news, and weather. With the Mobile JetStream suite of services, customers can access the Internet, their office files, sales data, or send picture messages with 3G speed.

"More than 10 percent of 027 customers are using our content. This is among the highest usage in the world."

Ms Witten said Telecom was continuing to invest in its network to add both capacity and increased coverage.

"We are further boosting 027 coverage by adding more than a dozen mobile phone sites around the country over coming months."

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FOR FURTHER INFORMATION PLEASE CONTACT
LINDA SANDERS, TELECOM MOBILE
04 802 9658, 027 471 5593
linda.sanders@telecom.co.nz